FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number             0-16174

        TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

        Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

August 4, 2011

Dear Shareholder,

You are cordially invited to attend the 2011 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited, to be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Monday, September 19, 2011 at 5:00 p.m. local time.

At the Annual Meeting, shareholders will receive and discuss the Company’s 2010 consolidated financial statements and will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Teva’s board of directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of Teva’s American Depositary Shares (“ADSs”) will receive voting instruction cards from The Bank of New York Mellon, the depositary of the ADSs, which will enable them to instruct The Bank of New York Mellon on how to vote the Teva ordinary shares represented by their ADSs with regard to the proposals listed in the Notice. Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

Teva urges all of its shareholders to review our annual report on Form 20-F, which is available on our website at www.tevapharm.com. If you would like a paper copy, you may contact Investor Relations in the United States at (215) 591-8912 or in Israel at 972-3-9148292.

Thank you for your cooperation.

Sincerely,

Phillip Frost, M.D.

Chairman of the Board of Directors

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Annual Meeting of Shareholders

Notice is hereby given that the 2011 Annual Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”) will be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Monday, September 19, 2011, at 5:00 p.m. local time.

At the Meeting, shareholders will receive and discuss the Company’s consolidated balance sheet as of December 31, 2010 and the consolidated statements of income for the year then ended. In addition, at the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To approve the resolution of the Board of Directors to declare and distribute the cash dividend for the year ended December 31, 2010, paid in four installments in an aggregate amount of NIS 2.90 (approximately US$0.77, according to the applicable exchange rates) per ordinary share (or ADS).

2.	To appoint the following three persons to the Board of Directors, each to serve until the 2014 annual meeting of shareholders: Mr. Chaim Hurvitz, Mr. Ory Slonim and Mr. Dan Suesskind.

3.	Statutory Independent Directors:

a)	To appoint Mr. Joseph (Yossi) Nitzani to serve as a statutory independent director for an additional term of three years, following the expiration of his first term of service on September 25, 2011, and to determine that his remuneration and benefits shall be as approved at the 2006 and 2008 annual meetings of shareholders.

b)	To appoint Prof. Dafna Schwartz to serve as a statutory independent director for a term of three years, commencing on December 7, 2011, following the end of Dr. Leora Meridor’s term as a statutory independent director, and to determine that Prof. Schwartz’s remuneration and benefits shall be as approved at the 2006 and 2008 annual meetings of shareholders.

4.	To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm until the 2012 annual meeting of shareholders and to authorize the Board of Directors to determine its compensation, provided such compensation is also approved by the audit committee.

5.	To approve the purchase of directors’ and officers’ liability insurance for the directors (including statutory independent directors) and officers of the Company and its subsidiaries, with annual coverage of up to $350 million, until the later of the 2014 annual meeting of shareholders and June 1, 2014.

6.	Directors’ Remuneration:

a)	To approve an increase in the remuneration for Prof. Moshe Many in his capacity as Vice Chairman of the Board of Directors as follows: increase of the cash remuneration from the NIS equivalent of approximately USD 175,000 (as of June 21, 2011), plus VAT (as applicable) per annum, to an amount equal to the NIS equivalent of USD 250,000 (as of June 21, 2011) per annum plus VAT (as applicable), to be adjusted from time to time in accordance with increases in the Israeli Consumer Price Index. Such remuneration will be in addition to the per meeting fees payable to members of Teva’s Board of Directors.

b)	To approve the reimbursement of expenses to Dr. Phillip Frost, Chairman of the Board of Directors, in an amount of USD 167,458, in order to settle the out of pocket travel expenses exceeding USD 500,000 incurred by Dr. Frost during 2010 in connection with his activities on behalf of the Company. In addition, the Company shall reimburse Dr. Frost for out of pocket transportation costs relating to his participation in Board, Board committees and other Company activities, whether held within or outside the U.S., during 2011 and 2012, as shall be submitted by him from time to time, up to an annual amount of USD 700,000.

Only shareholders of record at the close of business on August 10, 2011 will be entitled to this notice of, and to vote at, the Annual Meeting. Should no legal quorum be present one half hour after the time set for the Annual Meeting, the Meeting shall be adjourned to one week from that day, at the same time and place.

By Order of the Board of Directors,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

PROXY STATEMENT

THE MEETING

The 2011 Annual Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”) will be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Monday, September 19, 2011 at 5:00 p.m. local time.

Record Date; Shareholders Entitled to Vote

Only shareholders of record at the close of business on August 10, 2011 will be entitled to notice of, and to vote at, the Annual Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, par value NIS 0.1 per share, shall entitle its holder to one vote on each matter properly submitted at the Annual Meeting.

Quorum, Required Vote and Voting Procedures

At least two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, shall constitute a legal quorum.

Except as described below, the affirmative vote of the holders of a majority of the ordinary shares participating and voting at the Annual Meeting, in person or by proxy or through their representatives, is required to adopt each of the proposals to be presented at the Meeting, provided that with respect to the appointment of each of the nominees for statutory independent directors and the approval of their remuneration and benefits, (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder), who are present and voting, or (ii) that the non-controlling shareholders and shareholders that do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder) who are present and voted against the election hold two percent or less of the voting power of the Company.

Under the terms of the Depositary Agreement among Teva and The Bank of New York Mellon, which acts as the Depositary, and the holders of the Company’s American Depositary Shares (“ADSs”), the Depositary shall endeavor (insofar as is practicable and in accordance with the Articles of Association of the Company) to vote or cause to be voted the number of ordinary shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If instructions are not received by the Depositary, the Depositary will give a discretionary proxy for the ordinary shares represented by such ADSs to a person designated by the Company.

Shareholder Nominations

Under Teva’s Articles of Association, a shareholder interested in proposing the nomination of a candidate to the Board of Directors for consideration by the Company’s corporate governance and nominating committee in connection with the Company’s 2012 Annual Meeting of Shareholders must submit his or her proposal in writing to the Company at its executive offices at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131, Israel, Attn: Corporate Secretary, no later than 14 days after the date of first publication by the Company of its 2011 consolidated financial results. Any proposal by a shareholder as set forth above must include the information required by Article 60(e) of Teva’s Articles of Association.

Householding of Proxy Materials

Some banks, brokers and other nominee record holders may participate in the practice of “householding” proxy statements. This means that only one copy of this proxy statement may have been sent to multiple shareholders in your household. The Company will promptly deliver a separate copy of the proxy statement, as well as its annual report, to you if you write to or call the Company at the following address or phone numbers: Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, phone: 972-3-9148292, Attn: Investor Relations or in the United States at (215) 591-8912. If you want to receive separate copies of the Company’s proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact the Company at the above address and phone numbers.

Expenses of Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this proxy statement, the proxy card and any additional information furnished to shareholders. The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. The Company has retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for a fee not to exceed $7,500, plus reimbursable expenses. In addition to solicitation by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile or personal contact.

PRESENTATION OF 2010 FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to the shareholders for receipt and discussion at the Annual Meeting, Teva’s consolidated balance sheet as of December 31, 2010 and the consolidated statements of income for the year then ended, which are included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2010.

PROPOSAL 1: APPROVAL OF 2010 DIVIDEND

The Board of Directors recommends that the shareholders approve the resolution of the Board of Directors to declare and distribute the cash dividend for the year ended December 31, 2010, paid in four installments in an aggregate amount of NIS 2.90 (approximately US$0.77, according to the applicable exchange rates) per ordinary share (or ADS).

PROPOSAL 2: ELECTION OF DIRECTORS

Following the recommendation of Teva’s corporate governance and nominating committee, the Board of Directors recommends that the shareholders approve the appointment of the following three persons as directors, each to serve until Teva’s 2014 annual meeting of shareholders: Mr. Chaim Hurvitz, Mr. Ory Slonim and Mr. Dan Suesskind, all of whom are currently directors. Mr. Slonim has been determined to be independent within the meaning of applicable Nasdaq regulations and within the meaning of the Israeli Companies Law 5759, 1999, as amended (the “Israeli Companies Law”).

Directors

The following table sets forth information as to the directors of Teva as of July 31, 2011:

Name	Age	Director Since	Term Ends
Dr. Phillip Frost – Chairman	74	2006	2012
Prof. Moshe Many	82	1987	2013
Roger Abravanel	65	2007	2012
Ruth Cheshin	74	1989	2011
Abraham E. Cohen	75	1992	2013
Amir Elstein	55	2009	2013
Chaim Hurvitz	51	2010	2011
Prof. Elon Kohlberg	65	2009	2012
Prof. Roger Kornberg	64	2007	2013
Dr. Leora (Rubin) Meridor (1)	63	2002	2011
Joseph Nitzani (1)	64	2008	2011
Ory Slonim	68	2008	2011
Dan S. Suesskind	67	2010	2011
Erez Vigodman	51	2009	2012

(1)	Statutory independent director elected in accordance with the Israeli Companies Law.

Persons Being Considered for Election at this Annual Meeting

Chaim Hurvitz joined Teva’s Board in October 2010. Previously, he was a member of Teva’s senior management, serving as the President of Teva International Group from 2002 until 2010, as President and CEO of Teva Pharmaceuticals Europe from 1992 to 1999 and as Vice President—Israeli Pharmaceutical Sales from 1999 until 2002. He presently serves as a director of Aposense Ltd. He received a B.A. in political science and economics from Tel Aviv University in 1985. Mr. Hurvitz is the nephew of Ms. Ruth Cheshin and son of Teva’s former Chairman, Mr. Eli Hurvitz.

Ory Slonim rejoined Teva’s Board in June 2008. Mr. Slonim is an attorney who has been in private practice since 1970 and previously served on Teva’s Board from 1998 to 2003 as a statutory independent director. Between 1987 and 2007, Mr. Slonim was a director at Migdal Insurance Company Ltd., serving as deputy chairman from 2000 until 2007 and as chairman of the company’s audit committee from 2001 until 2007. He presently serves as a director and chairman of the audit committee of U. Dori Group Ltd., director and chairman of the audit committee of Oil Refineries Ltd. and as vice chairman of Harel Insurance Investments & Financial Services Ltd. Mr. Slonim has served as Chairman of the Variety Club in Israel since 2006. Mr. Slonim received an LL.B degree from the Hebrew University in 1968.

Dan S. Suesskind joined Teva’s Board in January 2010. He was Teva’s Chief Financial Officer from 1977 until 2008. He previously served as a director of Teva from 1981 to 2001. Currently, Mr. Suesskind serves as a director of several companies, including Migdal Insurance Company Ltd., Ness Technologies Inc. and Syneron Medical Ltd., as well as a member of the board (and finance and investment committee) of the Jerusalem Foundation, a member of the Investment Committee of the Israel Academy of Science and Humanities and the Board of Trustees of the Hebrew University. He is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. He received a B.A. in economics and political science from the Hebrew University in 1965 and an M.B.A. from the University of Massachusetts in 1969.

As required by Israeli law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

Continuing Directors

Dr. Phillip Frost has served as Chairman of the Board of Teva since March 2010, after serving as Vice Chairman of the Board since January 2006 and as Chairman of the Board and Chief Executive Officer of IVAX Corporation from 1987 until 2006. He was also President of IVAX from 1991 until 1995. Dr. Frost is Chairman of the Board and CEO of OPKO Health, Inc., a specialty pharmaceutical company, Chairman of the Board of PROLOR Biotech Inc. and Chairman of the Board of Ladenburg Thalmann Financial Services. Dr. Frost serves as a director of Continucare Corporation Inc. and Castle Brands Inc. He is also a member of the Board of Trustees of The Scripps Research Institute and of the Board of Trustees of the University of Miami. Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961.

Prof. Moshe Many, M.D., Ph.D. has served as Vice Chairman of the Board of Teva since March 2010, having been a director of Teva since 1987. Prof. Many has served as president of the Ashkelon Academic College since January 2002 and was previously President of Tel Aviv University. He served as Chief of Urology from 1976 until 1987 and Chairman of Surgery from 1983 until 1987 at Sheba Medical Center. Prof. Many serves as Chairman of the Board of Real Imaging Ltd. and a director of BiondVax Pharmaceuticals Ltd. In January 2010, he received the Israel Ministry of Health Lifetime Achievement Award in recognition of his outstanding and unique contributions to the promotion and support of health matters in Israel. Prof. Many received his M.D. degree from Geneva University in 1952 and his Ph.D. in renal physiology from Tufts University in 1969.

Roger Abravanel has been a director of Teva since 2007. In 2006 Mr. Abravanel retired from McKinsey & Company, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel serves as a director of Luxottica Group S.p.A., and of Luxottica Group S.p.A., Banca Nazionale del Lavoro, as subsidiary of BNP Paribas. Mr. Abravanel received a bachelor’s degree in chemical engineering from the Politechnic University in Milan in 1968 and an M.B.A. from INSEAD in 1972.

Abraham E. Cohen has been a director of Teva since 1992. He was Senior Vice President of Merck & Co. from 1982 to 1992 and served as President of the Merck Sharp & Dohme International Division from 1977 to 1988. Since his retirement from Merck in January 1992, Mr. Cohen has been active as an international business consultant. He served as a director of Akzo Nobel NV until 2007. He is presently a director of Chugai Pharmaceutical Co., Ltd., BioTime, Inc. and Mannkind Corporation.

Amir Elstein rejoined Teva’s Board in January 2009. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where most recently he held the position of Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on the Company’s Board of Directors. Prior to joining Teva in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. Mr. Elstein serves as Chairman of the Board of Israel Corporation Ltd, Chairman of the Board of Tower Semiconductor Ltd, and Chairman of the Board of Governors of the Jerusalem College of Engineering. Mr. Elstein received a B.Sc. in physics and mathematics from the Hebrew University in Jerusalem in 1980, an M.Sc. in solid state physics from the Hebrew University in 1982 and a diploma of Senior Business Management from the Hebrew University in 1992.

Prof. Elon Kohlberg has been a director of Teva since 2009. He is the Royal Little Professor of Business Administration at the Harvard Business School, where he has taught since 1973. Prof. Kohlberg previously served on Teva’s Board from 1987 to 2000. Between 2005 and 2007, Prof. Kohlberg served as director of Ormat Technologies, Inc. Prof. Kohlberg received a B.Sc. (1966), M.Sc. (1967), and Ph.D. (1973) in mathematics from the Hebrew University of Jerusalem.

Prof. Roger D. Kornberg has been a director of Teva since 2007. He is the Winzer Professor in Medicine in the Department of Structural Biology at Stanford University, where he has taught since 1978. Prof. Kornberg received a B.A. in chemistry from Harvard in 1967 and a Ph.D. in chemistry from Stanford in 1972. He has received many awards, including the Welch Prize (2001), the highest award in chemistry in the U.S., the Leopold Mayer Prize (2002), the highest award in biomedical sciences of the French Academy of Sciences, and the Nobel Prize in Chemistry (2006). He is a recipient of honorary degrees from universities in Europe and Israel, including the Hebrew University, where he is a visiting professor. He is a member of the National Academy of Sciences and an honorary member of other academies and professional societies in the U.S., Europe and Japan. Prof. Kornberg has served since 2008 as a director of Protalix BioTherapeutics.

Erez Vigodman has been a director of Teva since 2009. Since January 2010, he has been President and Chief Executive Officer of Makhteshim Agan. From 2001 through June 2009, Mr. Vigodman served as President and Chief Executive Officer of Strauss Group Ltd. Mr. Vigodman is a member of the Advisory Committee to the Israel National Economic Council. He received a B.A. in accounting and economics from Tel Aviv University in 1987 and is a graduate of the program of Management Development at Harvard Graduate School of Business Administration. Mr. Vigodman is a certified public accountant.

Directors Whose Term Ends prior to the 2012 Annual Meeting

Ruth Cheshin has been a director of Teva since 1989. She is the President of the Jerusalem Foundation, a multi-national organization headquartered in Jerusalem, invested in advancing a pluralistic and modern society in Jerusalem through social, educational, cultural and coexistence projects for all citizens of Jerusalem. Ms. Cheshin is also an active member of many of the city’s most important boards. Ms. Cheshin is the aunt of Chaim Hurvitz. Ms. Cheshin’s term of service as a member of the Board will end at the Annual Meeting.

Dr. Leora (Rubin) Meridor has been a director of Teva since 2002, serving as a statutory independent director. Dr. Meridor is a business and financial consultant. She served as the Chair of the Board of Bezeq International Ltd. and Walla Communications Ltd. from 2001 to 2005 and as Chair of the Board of Hapoalim Capital Markets from 2001 to 2004. From 1996 to 2000, Dr. Meridor was Senior Vice President and Head of the Credit and Risk Management Division of the First International Bank of Israel. Dr. Meridor received a B.Sc. in 1970 in mathematics and physics, an M.Sc. in 1972 in mathematics and a Ph.D. in economics from the Hebrew University, where she has held various teaching positions. She served as director of NICE Systems Ltd. from 2002 until 2007 and of Isrotel Ltd. from 2001 until 2007. She presently serves as director of Alrov (Israel) Ltd., Gilat Satellite Networks Ltd. and Osem Investment Ltd. Dr. Meridor qualifies as a statutory independent director under Israeli law and was determined by the Board to be a financial and accounting expert under Israeli law. Her term of service will end on December 7, 2011.

Board Practices

Our current Board of Directors comprises 14 persons, of whom 10 have been determined to be independent within the meaning of applicable Nasdaq regulations. The Board includes two statutory independent directors as mandated under Israeli law, who are subject to additional criteria to help ensure their independence. See “Statutory Independent Directors/Financial Experts” below. The directors’ terms are set forth in the table above. In accordance with Nasdaq regulations, we do not consider the following directors to be independent: Dr. Phillip Frost, Amir Elstein, Chaim Hurvitz and Dan S. Suesskind.

All directors are entitled to review and retain copies of our documentation and examine our assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at our expense (subject to approval by the Board or by court).

Principles of Corporate Governance. We have adopted a set of corporate governance principles. The full document is available on our website at www.tevapharm.com.

Annual Meetings. We encourage serving directors to attend annual shareholder meetings.

Board Practices and Procedures. Our Board members are generally elected in classes for terms of three years. We believe that overlapping multi-year terms allow our directors to acquire and provide us with the benefit of a high level of expertise with respect to our complex business. We also provide an orientation program for new Board members as well as a continuing education program for Board members, which includes lectures, provision of materials, meetings with key management, and visits to company facilities.

Board Meetings. Meetings of the Board of Directors are generally held every 4-6 weeks throughout the year, with additional special meetings scheduled when required. Information regarding the number of meetings of the Board and Board committees and attendance rates is presented in the table below.

Executive Sessions of the Board. The independent members of the Board met in executive session (without management or non-independent directors’ participation) three times during 2010. They will continue to meet in executive session on a regular basis. Prof. Moshe Many serves as Chairman of the executive sessions of the Board.

Director Service Contracts. We do not have any contracts with any of our non-employee directors that provide for benefits upon termination of services.

Communications with the Board. Shareholders or other interested parties can contact any director or committee of the Board by writing to them care of Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Secretary of the Board or Internal Auditor. Comments or complaints relating to our accounting, internal controls or auditing matters will also be referred to members of the audit committee as well as other appropriate bodies of the Company. The Board has adopted a global “whistleblower” policy, which provides employees and others with an anonymous means of communicating with the audit committee.

Statutory Independent Directors/Financial Experts

Under Israeli law, publicly held Israeli companies such as Teva are required to appoint at least two statutory independent directors, who must also serve on the audit committee. All other Board committees exercising powers delegated by the Board must include at least one such statutory independent director. Statutory independent directors are appointed at the general meeting of shareholders and must meet certain non-affiliation criteria—all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under the Israeli Companies Law and the regulations promulgated thereunder. Furthermore, regulations promulgated under Israeli law set minimum, maximum and other rules regarding compensation that may be paid to statutory independent directors. Dr. Leora Meridor and Joseph Nitzani currently serve in this capacity.

Israeli law further requires that at least one statutory independent director have financial and accounting expertise and that other statutory independent directors have professional competence, as determined by the company’s board of directors. Under relevant regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to have an in-depth understanding of the company’s financial information and to stimulate discussion in respect of the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who meets any of the following criteria: (i) has an academic degree in either economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or in an area relevant to his or her position; or (iii) has at least five years experience in any of the following, or has a total of five years experience in at least two of the following: (A) a senior position in the business management of a corporation with a substantial scope of business, (B) a senior public position or a senior position in the public service, or (c) a senior position in the main field of the company’s business.

Under Israeli law, at least one of the statutory independent directors is required to qualify as a financial and accounting expert. Teva has adopted a policy requiring that two directors qualify as, and be determined, financial and accounting experts, in addition to the statutory independent director holding such expertise. In accordance with this policy, it has been determined that Dan S. Suesskind, Dr. Leora Meridor and Joseph Nitzani are financial and accounting experts under Israeli law. Prof. Dafna Schwartz, whose appointment as a statutory independent director is proposed for approval at this Meeting, was determined by the Board to qualify as a financial and accounting expert under Israeli law.

Committees of the Board

Our Articles of Association provide that the Board of Directors may delegate its powers to one or more committees of the Board as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. Each committee exercising powers delegated by the Board must include at least one statutory independent director. The Board has appointed the standing committees listed below, as well as committees appointed from time to time for specific purposes determined by the Board. Membership on these Board committees is presented in the table below.

We have adopted charters for our audit, human resources and compensation, and corporate governance and nominating committees, formalizing the committees’ procedures and duties. Each of these charters is available on our website at www.tevapharm.com.

Audit Committee

The Israeli Companies Law mandates the appointment of an audit committee comprising at least three directors. The audit committee must include all statutory independent directors and may not include certain members of the Board. Pursuant to a recent amendment to the Israeli Companies Law (the “2011 Amendment”), effective as of September 15, 2011, the majority of the members of the audit committee must be directors meeting certain independence criteria, or – in the case of the Company, as a company traded on Nasdaq – directors qualifying as independent under Nasdaq regulations.

Under the Israeli Companies Law, the audit committee is responsible for: (a) identifying flaws in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) reviewing and deciding whether to approve certain related party transactions and certain transactions involving conflicts of interest; (c) deciding whether certain actions involving conflicts of interest are material actions and whether certain related party transactions are extraordinary transactions; (d) reviewing the internal auditor’s work program; (e) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has the tools and resources required to perform his or her duties; and (f) examining the independent auditor’s scope of work as well as the independent auditor’s fees and providing the corporate body responsible for determining the independent auditor’s fees with its recommendations. In addition, pursuant to the 2011 Amendment, as of September 15, 2011, the audit committee will also be responsible for implementing procedures concerning employee complaints on deficiencies in the administration of the company’s business and the protection to be provided to such employees. Furthermore, in accordance with regulations promulgated under the Israeli Companies Law, the audit committee discusses the financial statements and presents to the board its recommendations with respect to the proposed financial statements.

In accordance with the Sarbanes-Oxley Act and Nasdaq requirements, the audit committee is directly responsible for the appointment, compensation and oversight of the work of our independent auditors. In addition, the audit committee is responsible for assisting the Board in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements. The audit committee also oversees the risk management processes implemented by the Company, periodically discusses with management the different risks related to the Company and its activities, and reviews with management the Company’s policies and practices regarding risk identification, assessment, and mitigation.

The audit committee charter sets forth the scope of the committee’s responsibilities, including its structure, processes and membership requirements; the committee’s purpose; and its specific responsibilities and authority with respect to registered public accounting firms, complaints relating to accounting, internal accounting controls or auditing matters, authority to engage advisors, and funding as determined by the audit committee.

All of the audit committee members have been determined to be independent as defined by the applicable Nasdaq and SEC rules and the Israeli Companies Law.

The Board has determined that Joseph Nitzani is an “audit committee financial expert” as defined by applicable SEC regulations.

Human Resources and Compensation Committee

The purpose of the human resources and compensation committee is to carry out on behalf of the Board of Directors the responsibilities of the Board relating to compensation of Company employees, and to make recommendations regarding compensation of Company executive officers, including the chief executive officer. The committee is also responsible for establishing annual and long-term performance goals and objectives for our executive officers and reviewing the overall compensation philosophy of the Company. All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

Corporate Governance and Nominating Committee

The role of the corporate governance and nominating committee is to assist the Board in fulfilling its responsibilities with respect to the (i) identification of individuals who are qualified to become (or be re-elected as) board members; (ii) development and/or implementation of corporate governance principles and proposal of such principles to the Board for its approval; and (iii) review at least annually of the principles of corporate governance approved by the Board, with the purpose of evaluating the compliance with such principles, as well as their relevance and conformance with legal requirements. All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

Finance and Investment Committee

The finance and investment committee is responsible for discussing and reviewing Teva’s financial strategies and policies and investment strategies, as well as a variety of other finance-related matters.

The role of the finance and investment committee is to assist the Board in fulfilling its responsibilities with respect to the Company’s financial and investment strategies and policies, including determining policies and guidelines on these matters and monitoring implementation. It is also authorized to approve certain financial transactions and review risk factors associated with management of the Company finances and the mitigation of such risks, as well as financial controls and reporting and various other finance-related matters.

Community Affairs Committee

The community affairs committee is primarily engaged in the review and oversight of our involvement in the community, public policy issues affecting us and our relationships with medical, educational and cultural institutions, including charitable donations.

Scientific Advisory Committee

The scientific advisory committee is primarily engaged in the review of the Company’s strategies with regard to its R&D activities, major R&D projects and sourcing opportunities from academic institutions and other parties, and brings its recommendations, when applicable, to the Board.

Current Members of Board Committees

Name	Audit	Human Resources and Compensation	Corporate Governance and Nominating	Finance and Invesment	Community Affairs	Scientific Advisory
Dr. P. Frost						✓*

Prof. M. Many	✓	✓*	✓			✓+

R. Abravanel		✓

R. Cheshin					✓

A. E. Cohen		✓	✓

A. Elstein				✓	✓*

Prof. E. Kohlberg	✓

Prof. R. Kornberg						✓

Dr. L. Meridor	✓*	✓	✓	✓	✓

J. Nitzani	✓	✓	✓	✓*	✓

O. Slonim	✓	✓	✓*		✓

D. S. Suesskind				✓	✓

E. Vigodman				✓

  Key: “✓” Member; “*” Chairperson; “+” Vice Chairperson

Board and Committee Meetings

Name of Body	No. of Meetings in 2010	Average Attendance Rate
Board of directors	15	87%
Audit committee	10	98%
Human resources and compensation committee	6	90%
Corporate governance and nominating committee	5	92%
Finance and investment committee	2	92%
Community affairs committee	2	79%
Scientific advisory committee	2	88%

Code of Business Conduct

Teva has adopted a code of business conduct applicable to its executive officers, directors and all other employees. A copy of the code is available to every Teva employee on its intranet site, upon request to its human resources department, and to investors and others on Teva’s website at http://www.tevapharm.com or by contacting Teva’s investor relations department, legal department or the internal auditor. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or on Teva’s website. As referred to above, the Board of Directors has approved a whistleblower policy which functions in coordination with Teva’s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee. The Company has also implemented a training program for new and existing employees concerning the code of business conduct and whistleblower policy.

Corporate Governance Practices

Except as otherwise indicated, Teva is in compliance with corporate governance standards as currently applicable to Teva under Israeli, U.S., SEC and Nasdaq laws and regulations. Nasdaq Rule 5620(c) requires that an issuer listed on the Nasdaq National Market have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the company’s common voting stock. However, our Articles of Association, consistent with the Israeli Companies Law and Israeli practice, provide that the quorum requirements for a meeting are the presence of a minimum of two shareholders, present in person or by proxy or by their authorized persons, and who jointly hold twenty-five percent or more of the paid-up share capital of the Company.

Related Party Transactions

In December 2006, Teva and Jexys Medical Research Services & Development Co. Ltd. entered into an agreement for the development of up to five prototype molecules, using Jexys’ platform technology. As part of the agreement, Jexys granted Teva an option to receive an exclusive, worldwide royalty-bearing license for the commercialization of products in exchange for certain milestone payments and royalties. In August 2008, Teva and Jexys entered a Share Purchase Agreement, under which Teva has invested in Jexys while maintaining its option for exclusive license. Arik Yaari, Teva’s Group Vice President—Teva Generics System, is a director and shareholder of Jexys.

In October 2008, a subsidiary of Teva entered into a two-year lease for 9,950 square feet of office space located in Miami, Florida from an entity controlled by Dr. Frost at an annual rent of approximately $305,000 (including operational and service costs). Such amount was determined by Teva not to exceed the fair market rent for the property following a review of the commercial rental market for such space. In September 2010, the lease was extended for eighteen months, with no change in the annual rent.

In August 2010, Teva made a contribution of $1 million to the Jerusalem College of Engineering (JCE), an Israel-based non-profit organization, in connection with a collaboration designed to support the training of engineers specifically for the pharmaceutical industry. The contribution is to establish a laboratory specifically designed for this training program. Amir Elstein, a director of Teva, is Chairman of the Board of Governors of JCE.

In July 2011, Teva and CTG Weld Ltd (“CTG”) agreed to expand the scope of clinical trials related services provided to Teva by CTG. The amount payable for these additional services is approximately 86,000 euro (the amount payable prior to the increase of services was approximately 550,000 euro). Chaim Hurvitz, a director of Teva, is a director and shareholder of CTG.

All of the related party transactions described above were reviewed and approved by Teva’s audit committee and Board of Directors.

PROPOSAL 3: STATUTORY INDEPENDENT DIRECTORS

Under the Israeli Companies Law, the Company is required to nominate and elect at least two statutory independent directors. Following the recommendation of Teva’s corporate governance and nominating committee, the Board of Directors recommends that the shareholders approve the appointment of two statutory independent directors: Mr. Joseph Nitzani and, following the end of Dr. Leora Meridor’s term of service on December 7, 2011, Prof. Dafna Schwartz. Furthermore, the Board recommends that, following the audit committee’s recommendation, the shareholders determine that the remuneration and benefits of the statutory independent directors shall be as approved at the 2006 and 2008 annual meetings of shareholders.

PROPOSAL 3a: APPOINTMENT OF MR. JOSEPH (YOSSI) NITZANI AS A STATUTORY INDEPENDENT DIRECTOR

Joseph Nitzani has been a director of Teva since 2008, serving as a statutory independent director. Between 2001 and 2007, Mr. Nitzani held various management positions at Mizrahi-Tefachot Bank Ltd., most recently as Head of the Capital Markets Division. Previously, he served as Managing Director of The Government Companies Authority from 1991 to 1995 and CEO of The Tel-Aviv Stock Exchange from 1980 to 1991. He has served as a director in three subsidiaries of Migdal Capital Markets Group since December 2009 (and as a Chairman of one of them since 2010). He also served as a director of Adanim Mortgage Bank from 2006 to 2008 and of Hadassah Medical Center from 1996 (as Chairman since June 2008) to 2010. Mr. Nitzani received a B.A. in economics from Bar-Ilan University in 1971 and an M.B.A. (with distinction) from Tel Aviv University in 1974.

Mr. Nitzani qualifies as a statutory independent director under Israeli law and was determined by the Board to be a financial and accounting expert under Israeli law.

PROPOSAL 3b: APPOINTMENT OF PROF. DAFNA SCHWARTZ AS A STATUTORY INDEPENDENT DIRECTOR

Prof. Dafna Schwartz is a faculty member at Ben Gurion University. She is the head of the MBA track (Magama) in Entrepreneurship and High-Tech Management at the Department of Business Administration and the director of the Bengis Center for Entrepreneurship and Hi-Tech Management, Faculty of Business and Management. She currently serves as a member of the boards of Strauss Group Ltd., Oil Refineries Ltd., Al-Bad Massuot Yitzhak Ltd. and Rotem Industries Ltd. Previously, she served as a member of the boards of Israel Discount Bank Ltd. (2007-2010, 1995-2002), Giron Development and Building Ltd. (2007-2010), The Phoenix

Insurance Company Ltd. (2003-2008), Leumi Securities and Investments Ltd. (formerly, Psagot-Ofek Investments House) (2002-2007), Orda Print Industries Ltd. (2001-2007) and others. She is an economic consultant. Prof. Schwartz is a member of the Israel National Council for Research and Development and of the EU Expert Group on Policy Relevant Research on Entrepreneurship and SME’s. Prof. Schwartz received a B.A. in Economics from Tel Aviv University on 1973, a M.Sc. in Agricultural Economics and Management from the Hebrew University on 1977 and a Ph.D. in Economics from the Hebrew University on 1990.

Prof. Dafna Schwartz was determined by the Board to qualify as a financial and accounting expert under Israeli law.

PROPOSAL 4: APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Board of Directors recommends that, as required under Israeli law (as described above under “Committees of the Board — Audit Committee”), the shareholders appoint Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as the Company’s independent registered public accounting firm until the 2012 Annual Meeting of Shareholders. It is further proposed to authorize the Board of Directors to determine their compensation provided such compensation is also approved by the audit committee.

Representatives of PwC are expected to be present at the Annual Meeting and will also be available to respond to questions from shareholders.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited for the years ended December 31, 2010 and 2009:

	2010	2009
	(U.S. $ in thousands)

Audit Fees	$10,653	$9,419

Audit-Related Fees	1,981	1,018

Tax Fees	7,851	7,125

All Other Fees	700	533

Total	$21,185	$18,095

The audit fees for the years ended December 31, 2010 and 2009 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2010 and 2009, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees for the years ended December 31, 2010 and 2009 were for services in respect of due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees for the years ended December 31, 2010 and 2009 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2010 and 2009 were for general guidance related to accounting issues, the purchase of accounting software and human resources benchmarking software and providing assistance in respect of a risk management program relating to one of the Company’s products.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services that are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2010 and 2009 were pre-approved by the audit committee in accordance with these procedures.

PROPOSAL 5: APPROVAL OF LIABILITY INSURANCE FOR DIRECTORS AND OFFICERS

The Israeli Companies Law requires shareholder approval of the purchase of liability insurance for directors. The purchase of such insurance is standard practice for companies similar to Teva, and Teva believes that the purchase of such insurance is critical to maintaining and attracting quality directors. The audit committee of the Board of Directors approved, and the Board of Directors approved and recommends that the shareholders approve, the purchase of directors’ and officers’ liability insurance for the directors (including statutory independent directors) and officers serving from time to time at the Company and its subsidiaries, with annual coverage of up to $350 million, until the later of the 2014 annual meeting of shareholders and June 1, 2014. However, in accordance with the Israeli Companies Law, such proposed liability insurance for directors, and officers will not provide coverage for: (i) violations of the “duty of loyalty” towards the company, if the director did not act in good faith and with a reasonable basis to assume that his or her actions would not harm the company; (ii) breaches of the duty of care if committed intentionally or recklessly, (iii) liability for acts committed with the intent to derive an illegal personal gain, or (iv) monetary fines or penalties.

PROPOSAL 6: DIRECTORS REMUNERATION

Unlike U.S. law, the Israeli Companies Law requires shareholder approval of cash remuneration paid to directors. Accordingly, and following the recommendation of the Company’s human resources and compensation committee and approval of its audit committee and the Board of Directors, shareholders are asked to approve the following:

PROPOSAL 6a: APPROVAL OF THE REMUNERATION OF PROF. MOSHE MANY IN HIS CAPACITY AS VICE CHAIRMAN OF THE BOARD

In recognition of the increased responsibilities and the enhanced role that Prof. Moshe Many has assumed as Vice Chairman of the Board of Directors, shareholders are asked to approve an increase in the remuneration for Prof. Moshe Many in his capacity as Vice Chairman of the Board of Directors of Teva as follows: increase of the cash remuneration from the equivalent of approximately USD 175,000 (as of June 21, 2011), plus VAT (as applicable) per annum, to an amount equal to the NIS equivalent of USD 250,000 (as of June 21, 2011) per annum plus VAT (as applicable), to be adjusted from time to time by the increase of the Israeli Consumer Price Index. Such remuneration will be in addition to the per meeting fees payable to members of Teva’s Board of Directors.

PROPOSAL 6b: APPROVAL OF DR. PHILLIP FROST’S TRANSPORTATION EXPENSES IN HIS CAPACITY AS CHAIRMAN OF THE BOARD

At Teva’s 2010 annual meeting of shareholders, the shareholders approved, effective as of February 15, 2010, the reimbursement of transportation costs related to Dr. Phillip Frost’s participation in Board activities held outside the U.S. of up to the amount of USD 500,000 per annum. Given that the above sum did not cover all out of pocket travel expenses incurred by Dr. Frost during 2010 in connection with his Board and committees activities, shareholders are asked to approve the following:

1.	to reimburse Dr. Frost an amount of USD 167,458, in order to settle the out of pocket travel expenses exceeding USD 500,000 incurred by Dr. Frost during 2010 in connection with his activities on behalf of the Company; and

2.	to reimburse Dr. Frost for out of pocket transportation costs relating to his participation in Board, Board committees and other Company activities, whether held within or outside the U.S. during 2011 and 2012, as shall be submitted by him from time to time, up to an annual amount of USD 700,000.

Teva Pharmaceutical Industries Ltd.	Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

                                         (Registrant)

By:	/s/ Eyal Desheh
Name: Eyal Desheh
Title: Chief Financial Officer

Date: August 4, 2011